    As filed with the Securities and Exchange Commission on October 29, 1999
                                                      Registration No. 811-09507


                                   FORM N-8B-2


                REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS
                     WHICH ARE CURRENTLY ISSUING SECURITIES

         Pursuant to Section 8(b) of the Investment Company Act of 1940

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                    FARMERS VARIABLE LIFE SEPARATE ACCOUNT A
                    ----------------------------------------
                         (Name of Unit Investment Trust)


                    FARMERS NEW WORLD LIFE INSURANCE COMPANY
                    ----------------------------------------
                               (Name of Depositor)


                             3003 77th Avenue, S.E.
                         Mercer Island, Washington 98040
                         -------------------------------
                   (Address of Principal Office of Registrant)

  Issuer of periodic payment plan certificates only for purposes of information provided herein.


                               Page 1 of 35 Pages

                                       I.

                     ORGANIZATIONAL AND GENERAL INFORMATION

1.     (a)    Furnish name of the trust and the Internal Revenue Service
              Employer Identification Number.

                     Farmers Variable Life Separate Account A (the "variable account"). The variable account has no Internal Revenue Service Employer Identification Number.

       (b) Furnish title of each class or series of securities issued by the trust.

                     The variable account issues flexible premium individual variable life insurance policies. (the "Policy").

2. Furnish name and principal business address and ZIP code and the Internal Revenue Service Employer Identification number of each depositor of the trust.

              Farmers New World Life Insurance Company ("Farmers") 3003 77th Avenue, S.E.
              Mercer Island, Washington 98040

              Internal Revenue Service Employer
              Identification Number: 91-0335750

3. Furnish name and principal business address and ZIP code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

              Not applicable. Farmers will hold all of the securities in its own custody.

4. Furnish name and principal business address and ZIP code and the Internal Revenue Service Employer Identification Number of each principal underwriter currently distributing securities of the trust.

              Distribution of the Policy has not commenced. Farmers will enter into a Distribution Agreement with the principal underwriter, Investor Brokerage Services, Inc. ("IBS").

              The principal business address for IBS is:
              1 Kemper Drive
              Long Grove, IL 60049-0001


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


              Internal Revenue Service Employer
              Identification Number: 36-2660892

5. Furnish name of state or other sovereign power, the laws of which govern with respect to the organization of the trust.

              State of Washington.

6.     (a)    Furnish the dates of execution and termination of any indenture or agreement currently in effect under the terms of which the trust was organized and issued or proposes to issue securities.

                     Not applicable. There is no such indenture agreement. Farmers established the variable account as a separate investment account under Washington law pursuant to a resolution of its Board of Directors on April 6, 1999. The resolution will continue in effect until either terminated or amended by the Board of Directors.

       (b) Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payments on securities issued or to be issued by the trust are held by the custodian or trustee.

                     Not applicable

7. Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930. If the name has never been changed, so state.

              The variable account's name has never been changed.

8.     State the date on which the fiscal year of the trust ends.

              December 31.

Material Litigation

9. Furnish a description of any pending legal proceedings, material with respect to the security holders of the trust by reason of the nature of the claim or the amount thereof, to which the trust, the depositor, or the principal underwriter is a party or of which the assets of the trust are the subject, including the substance of the claims involved in such proceeding and the title of the proceeding. Furnish a similar statement with respect to any pending administrative proceeding commenced by a governmental authority or any such proceeding or legal proceeding known to be contemplated by a governmental authority. Include any proceeding which, although immaterial itself, is representative of, or one of, a group which in the aggregate is material.

              There are no pending legal proceeding commenced by, or known to be contemplated by, a governmental authority and no pending legal proceedings, material with respect to prospective purchasers of the Policies, to which the variable account, or the general account of Farmers, or IBS, is a party.

                                       II.

                        GENERAL DESCRIPTION OF THE TRUST
                           AND SECURITIES OF THE TRUST

General Information Concerning the Securities of the Trust and the Rights of Holders

10. Furnish a brief statement with respect to the following matters for each class or series of securities issued by the trust:

       (a)    Whether the securities are of the registered or bearer type.

                     The Policy to be issued is of the registered type insofar as the Policy is personal to the owner of the Policy ("Owner") and the records concerning the Owner are maintained by or on behalf of Farmers.

       (b)    Whether the securities are of the cumulative or distributive type.

                     The Policy is of the cumulative type, providing for no distribution of income, dividends, or capital gains. Such amounts are not separately identifiable but are reflected in the cash value and death benefits under a Policy at any time.

       (c) The rights of security holders with respect to withdrawal or redemption.

                     Incorporated herein by reference to the prospectus filed on July 29, 1999 (the "Prospectus") as part of a registration statement on Form S-6 under the Securities Act of 1933 (File No. 333-84023) (the "Registration Statement") describing a flexible premium variable life insurance policy, specifically, the sections entitled "Policy Summary," "Risk Summary -- Withdrawal Limits and Effects of Surrender Charges," "Death Benefit -- Effects of Withdrawals on the Death Benefit," "Contract Values -- Surrender Value," "Surrenders and Withdrawals," and "When We Make Payments."

       (d) The rights of security holders with respect to conversion, transfer, partial redemption, and similar matters.

                     Incorporated herein by reference to the sections of the Prospectus entitled "Policy Summary," "Risk Summary Withdrawal Limits," "Surrender and Withdrawals -- Partial Withdrawals," "Charges and Deductions -- Transfer Charge," "Transfers," "Loans," and" "When We Will Make Payments."

       (e) If the trust is the issuer of periodic payment plan certificates, the substance of the provisions of any indenture or agreement with respect to lapses or defaults or defaults by security holders in making principal payments, and with respect to reinstatement.

                     Incorporated herein by reference to the section of the Prospectus entitled "Policy Summary," "Risk Summary," "Policy Lapse," and "Supplemental Benefits (Riders)."

       (f) The substance of the provisions of any indenture or agreement with respect to voting rights, together with the names of any persons other than security holders given the right to exercise voting rights pertaining to the trust's securities or the underlying securities and the relationship of such persons to the trust.

                     Incorporated herein by reference to the section of the Prospectus entitled "The Variable Account and the Portfolios -- Your Right to Vote Portfolio Shares."

       (g)    Whether security holders must be given notice of any change in:

              (1) the composition of the assets of the trust.

                     Incorporated herein by reference to the section of the Prospectus entitled "The Variable Account and the Portfolios" and "Modifying the Policy."

              (2) the terms and conditions of the securities issued by the trust.

                     Incorporated herein by reference to the section of the Prospectus entitled "The Variable Account and the Portfolios" and "Modifying the Policy."

              (3) the provisions of any indenture or agreement of the trust.

                     Not applicable.

              (4) the identity of the depositor, trustee or custodian.

                     Incorporated herein by reference to the section of the Prospectus entitled "The Variable Account and the Portfolios" and "Modifying the Policy."

       (h) Whether the consent of security holders is required in order for action to be taken concerning any change in:

              (1) the composition of the assets of the trust.

                     Consent of the Policyowners is not required when changing the underlying securities of the variable account. However, to change such securities, approval of the Securities and Exchange Commission is required by Section 26(b) of the Investment Company Act of 1940 (the "1940 Act").

              (2) the terms and conditions of the securities issued by the trust.

                     Incorporated herein by reference to the Prospectus section entitled "The Variable Account and the Portfolios" and "Modifying the Policy."

              (3) the provisions of any indenture or agreement of the trust.

                     Not applicable.

              (4) the identity of the depositor, trustee or custodian.

                     No consent of Policyowners is necessary with respect to any change in the identify of the depositor or custodian, but a change in depositor would be subject to state insurance department review and approval.

       (i) Any other principal feature of the securities issued by the trust or any other principal right, privilege or obligation not covered by subdivisions (a) to (g) or by any other item in this form.

                     Incorporated herein by reference to the Prospectus sections entitled "Portfolio Expense Table," "The Policy," "Premiums," "Contract Values," "Death Benefit," and "Other Policy Information."

Information Concerning the Securities Underlying the Trust's Securities

11. Describe briefly the kind or type of securities comprising the unit of specified securities in which security holders have an interest. (If the unit consists of a single security issued by an investment company, name such investment company and furnish a description of the type of securities comprising the portfolio of such investment company.)

              Incorporated herein by reference to the section of the Prospectus entitled "The Variable Account and the Portfolios."

12. If the trust is the issuer of periodic payment plan certificates and if any underlying securities were issued by another investment company, furnish the following information for each such company:

       (a)    Name of company.

       (b)    Name and principal business address of depositor.

       (c)    Name and principal business address of trustee or custodian.

       (d)    Name and principal business address of principal underwriter.

       (e) The period during which the securities of such company have been the underlying securities.

                     The variable account may invest in the securities of various open-end diversified management investment companies of separate investment portfolios of such companies. Incorporated herein by reference to the section of the Prospectus entitled "The Variable Account and the Portfolios." The variable account has not started operations and does not yet invest in these funds.

Information Concerning Load, Fees, Charges and Expenses

13.    (a)    Furnish the following information with respect to each load, fee, expense or charge to which (1) principal payments, (2) underlying securities, (3) distributions, (4) cumulated or reinvested distributions or income, and (5) redeemed or liquidated assets of the trust's securities are subject:

              (A)    the nature of such load, fee, expense or charge;

              (B)    the amount thereof;

              (C) the name of the person to whom such amounts are paid and his relationship to the trust;

              (D) the nature of the services performed by such person in consideration for such load, fee, expense or charge.

                     Incorporated herein by reference to the sections of the Prospectus entitled "Policy Summary," "Risk Summary," "Portfolio Expense Table," and "Charges and Deductions."

       (b) For each installment payment type of periodic payment plan certificate of the trust, furnish the following information with respect to sales load and other deductions from principal payments.

                     See answer to Item 13(a).

       (c) State the amount of total deductions as a percentage of the net amount invested for each type of security issued by the trust. State each different sales charge available as a percentage of the public offering price and as a percentage of the net amount invested. List any special purchase plans or methods established by rule or exemptive order that reflect scheduled variations in, or elimination of, the sales load; and identify each class of individuals or transactions to which such plans apply.

                     See answer to Item 13(a).

       (d) Explain fully the reasons for any difference in the price at which securities are offered generally to the public, and the price at which securities are offered for any class of transactions to any class or group of individuals, including officers, directors, or employees of the depositor, trustee, custodian or principal underwriter.

                     See answer to Item 13(a).

       (e) Furnish a brief description of any loads, fees, expenses or charges not covered in Item 13(a) which may be paid by security holders in connection with the trust or its securities. (Assignment, reinstatement, replacing lost certificates, etc.)

                     See answers to Item 10(e) and Item 13(a).

       (f) State whether the depositor, principal underwriter, custodian or trustee, or any affiliated person of the foregoing may receive profits or other benefits not included in answer to Item 13(a) or 13(d) through the sale or purchase of the trust's securities or underlying securities or interests in underlying securities, and describe ties or interests in underlying securities, and describe fully the nature and extent of such profits or benefits.

                     Neither Farmers, IBS, nor any of their affiliates will receive any profits or benefits not included in Item 13(a) above. Farmers will compensate certain persons, including Farmers and IBS agents for services in connection with the selling and servicing of the Policy, but such compensation will be paid from Farmers' general account. Farmers may receive compensation from the investment adviser or distributor of certain funds based upon average assets held in that fund by Farmers. These amounts are intended to compensate Farmers for administrative and other services provided by Farmers.

       (g) State the percentage that the aggregate annual charges and deductions for maintenance and other expenses of the trust bear to the dividend and interest income from the trust property during the period covered by the financial statements filed herewith.

                     Not applicable.

Information Concerning the Operations of the Trust

14. Describe the procedure with respect to applications (if any) and the issuance and authentication of the trust's securities, and state the substance of the provisions of any indenture or agreement pertaining thereto.

              Incorporated herein by reference to the section of the Prospectus entitled "The Policy -- Purchasing a Policy."

15. Describe the procedure with respect to the receipt of payments from purchasers of the trust's securities and the handling of the proceeds thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

              Incorporated herein by reference to the sections of the Prospectus entitled "The Policy," and "Premiums."

16. Describe the procedure with respect to the acquisition of underlying securities and the disposition thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

              Incorporated herein by reference to the sections of the Prospectus entitled "The Variable Account and the Portfolios," and "Contract Values."

17.    (a)    Describe the procedure with respect to withdrawal or redemption by security holders.

                     The procedures with respect to withdrawals or redemption of security holders are described in response to Items 10(c),
                     (d), and (i).

       (b) Furnish the names of any persons who may redeem or repurchase, or are required to redeem or repurchase, the trust's securities or underlying securities from security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

                     Farmers is required to process all surrender requests as described in Item 10(c). Each underlying fund will redeem its shares upon Farmers' request in accordance with the Investment Company Act of 1940.

       (c) Indicate whether repurchased or redeemed securities will be canceled or may be resold.

                     A Policy, once totally surrendered, may not be resold or reinstated.

18.    (a)    Describe the procedure with respect to the receipt, custody and disposition of the income and other distributable funds of the trust and state the substance of the provisions of any indenture or agreement pertaining thereto.

                     All distributions to the variable account will be reinvested in shares of the appropriate fund. Such reinvestment will be automatic and at net asset value.

       (b) Describe the procedure, if any, with respect to the reinvestment of distributions to security holders and state the substance of the provisions of any indenture or agreement pertaining thereto.

                     Not applicable.

       (c) If any reserves or special funds are created out of income or principal, state with respect to each such reserve or fund the purpose and ultimate disposition thereof, and describe the manner of handling of same.

                     The assets of the variable account which are allocable to the Policies constitute the reserves for benefits under the Policies. Farmers' general account assets are also available to satisfy its obligations under the Policies. Incorporated herein by reference to the section of the Prospectus entitled "The Variable Account and the Portfolios -- the Variable Account."

       (d) Submit a schedule showing the periodic and special distributions which have been made to security holders during the three years covered by the financial statements filed herewith. State for each such distribution the aggregate amount and amount per share. If distributions from sources other than current income have been made, identify each such other source and indicate whether such distribution represents the return of principal payments to security holders. If payments other than cash were made, describe the nature thereof, the account charged and the basis of determining the amount of such charge.

                     No distributions have been made.

19. Describe the procedure with respect to the keeping of records and accounts of the trust, the making of reports and the furnishing of information to security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

              Farmers maintains records and accounts of all transactions involving the variable account at its Home Office located at 3003 77th Avenue, S.E., Mercer Island, WA 98040 or at the officers of its Service Center at 6425 Powers Ferry Road, Atlanta, Georgia 30339. Incorporated herein by reference to the section of the Prospectus entitled "Reports to Owners."

20. State the substance of the provisions of any indenture or agreement concerning the trust with respect to the following:

       (a)    Amendments to such indenture or agreement.

                     Not applicable.

       (b)    The extension or termination of such indenture or agreement.

                     Not applicable.

       (c) The removal or resignation of the trustee or custodian, or the failure of the trustee or custodian to perform its duties, obligations and functions.

                     Farmers acts as custodian. There are no provisions relating to the removal or resignation of the custodian or the failure of the custodian to perform its duties, obligations and functions.

       (d) The appointment of a successor trustee and the procedure if a successor trustee is not appointed.

                     Not applicable.

       (e) The removal or resignation of the depositor, or the failure of the depositor to perform its duties, obligations and functions.

                     Not applicable.

       (f) The appointment of a successor depositor and the procedure if a successor depositor is not appointed.

                     Not applicable.

21.    (a)    State the substance of the provisions of any indenture or
              agreement with respect to loans to security holders.

                     Incorporated herein by reference to the section of the Prospectus entitled "Loans."

       (b) Furnish a brief description of any procedure or arrangement by which loans are made available to security holders by the depositor, principal underwriter, trustee or custodian, or any affiliated person of the foregoing.

                     See paragraph (a) of this Item.

       (c) If such loans are made, furnish the aggregate amount of loans outstanding at the end of the last fiscal year, the amount of interest collected during the last fiscal year allocated to the depositor, principal underwriter, trustee or custodian or affiliated person of the foregoing and the aggregated amount of loans in default at the end of the last fiscal year covered by financial statements filed herewith.

                     Not applicable. No such loans have been made.

22. State the substance of the provisions of any indenture or agreement with respect to limitations on the liabilities of the depositor, trustee or custodian, or any other party to such indenture or agreement.

              There is no such provision or agreement.

23. Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the trust, including the amount of coverage and the type of bond.

              A blanket fidelity bond has been issued by Federal Insurance Company to Farmers Group, Inc. providing aggregate coverage of $30,000,000 (subject to a $500,000 deductible) for all officers and employees of Farmers Group, Inc.

24. State the substance of any other material provisions of any indenture or agreement concerning the trust or its securities and a description of any other material functions or duties of the depositor, trustee or custodian not stated in Item 10 or Items 14 to 23 inclusive.

              Incorporated herein by reference to the sections of the Prospectus entitled "Other Policy Information," and "Additional Information."

                                      III.

           ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR

Organization and Operations of Depositor

25. State the form or organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

              Farmers New World Life Insurance Company is the insurance company issuing the Policy and was incorporated under Washington law on February 21, 1910.

26.    (a)    Furnish the following information with respect to all fees received by the depositor of the trust in connection with the exercise of any functions or duties concerning securities of the trust during the period covered by the financial statements filed herewith.

                     Not applicable.

       (b) Furnish the following information with respect to any fee or any participation in fees received by the depositor from any underlying investment company or any affiliated person or investment adviser of such company.

                     Not applicable.

27. Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities therewith. If the depositor has ceased to act in such named capacity, state the date of and circumstance surrounding such cessation.

              Farmers is licensed to sell insurance in 38 states and the District of Columbia. The states where Farmers is not licensed are Alaska, Connecticut, Florida, Hawaii, Louisiana, Maine, Massachusetts, New Hampshire, New Jersey, New York, North Carolina, and Vermont. Farmers is also the depositor for Farmers Annuity Separate Account A, which is another segregated asset account established by Farmers.

Officials and Affiliated Persons of Depositor

28.    (a)    Furnish as at latest practicable date the following information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the depositor.

              (i)    name and principal business address;

              (ii) nature of relationship or affiliation with depositor of the trust;

              (iii)  ownership of all securities of the depositor;

              (iv) other companies of which each person named above is presently officer, director, or partner.

                     See answer to Item 28(b) and Item 29.

       (b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

              See the table below.

FARMERS' EXECUTIVE OFFICERS AND DIRECTORS

       Farmers is governed by a board of directors. The following table sets forth the name, address and principal occupation during the past five years of each of Farmers' executive officers and directors.

                               BOARD OF DIRECTORS

--------------------------------------------------------------------------------------------------------------------------------
        NAME AND ADDRESS            POSITION WITH FARMERS           PRINCIPAL OCCUPATION DURING PAST FIVE YEARS
--------------------------------------------------------------------------------------------------------------------------------
Richard E. Bangert                Board Director            Director since 1973.
2615 42nd West
Seattle, WA
--------------------------------------------------------------------------------------------------------------------------------
Donald J. Covey                   Board Director            Director since 1976
6300 Sand Point Way N.E. #307                               Chairman, UNICO Properties, Inc., 1990-1994,
Seattle, WA                                                 Retired, 1995.
--------------------------------------------------------------------------------------------------------------------------------
Martin D. Feinstein               Board Director            Chairman of the Board of Farmers Group, Inc. ("FGI") since 11/97,
4680 Wilshire Blvd.                                         Chief Executive Officer of FGI since 1/97, President of FGI since
Los Angeles, CA                                             1/95 and director of FGI since 2/95; director of Allied Zurich
                                                            p.l.c. since 3/98 and member of Group Executive Board of Zurich
                                                            Financial Services; director of B.A.T. from 1/97 to 9/98; Senior
                                                            Vice President-Property and Casualty Staff of FGI from 10/93 to
                                                            1/95; Chief Operating Officer of FGI from 1/95 to 1/97.
--------------------------------------------------------------------------------------------------------------------------------
Paul Hopkins                      Board Director            Senior Vice President & Chief Marketing Officer, FGI since 1998;
4680 Wilshire Blvd.                                         Senior Vice President Agencies, FGI from 1997 to 1998; Vice
Los Angeles, CA                                             President Agencies, FGI from 1994-1997;
                                                            Assistant Vice President Regional Operations, FGI from 1992-1994.
--------------------------------------------------------------------------------------------------------------------------------
Dennis I. Okamoto                 Board Director            Regional Vice President of US West Communications from 1968 to
1600 7th Ave., Suite 1802                                   1998; Retired, 1998.
Seattle, WA
--------------------------------------------------------------------------------------------------------------------------------
C. Paul Patsis                    Board Director            President, FNWL since 5/98; President, Marketing One from 1989 to
3003 77th Ave. S.E.                                         5/98.
Mercer Island, WA
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
        NAME AND ADDRESS            POSITION WITH FARMERS           PRINCIPAL OCCUPATION DURING PAST FIVE YEARS
--------------------------------------------------------------------------------------------------------------------------------
Keitha Schofield                  Board Director            Executive Vice President-Support Services of FGI since 1/98 and
4680 Wilshire Blvd.                                         director of FGI since 5/97; Senior Vice President and Chief
Los Angeles, CA                                             Information Officer of FGI from 5/95 to 1/97; Executive Vice
                                                            President - Support Services and Chief Information Officer from
                                                            1/97 to 1/98; Vice President-Technology Division of Continental
                                                            Airlines, Inc. from 1988 to 5/95.
--------------------------------------------------------------------------------------------------------------------------------
Gary R. Severson                  Board Director            Vice Chairman, Laird Norton Trust Company since 1997; Chairman of
6131 128th Ave. N.E.                                        the Board, First Interstate Bank from 7/83 to 8/96.
Kirkland, WA
--------------------------------------------------------------------------------------------------------------------------------
John F. Sullivan Jr.              Board Director            President, G.J. Sullivan Company from 1985 to 1994; Retired since
1201 3rd Ave., Suite 3390                                   1995.  (Continues as non-executive Vice President of G.J. Sullivan
Seattle, WA                                                 Company).
--------------------------------------------------------------------------------------------------------------------------------

The following table gives the name, address and principal occupation during the past five years of the senior officers of Farmers (other than officers listed above as directors).

                                 SENIOR OFFICERS

--------------------------------------------------------------------------------------------------------------------------------
        NAME AND ADDRESS            POSITION WITH FARMERS           PRINCIPAL OCCUPATION DURING PAST FIVE YEARS
--------------------------------------------------------------------------------------------------------------------------------
Kathryn M. Callahan               Vice President &          Vice President & Actuary, FNWL since 1987.
3003 77th Ave S.E.                Actuary
Mercer Island, WA
--------------------------------------------------------------------------------------------------------------------------------
M. Douglas Close                  Vice President &          Associate General Counsel, FGI since 1990.
4680 Wilshire Blvd.               General Counsel
Los Angeles, CA
--------------------------------------------------------------------------------------------------------------------------------
Sharon D. Courlas, M.D.           Vice President &          Medical Director, FNWL since 1991; Medical Director at Safeco from
3003 77th Ave. S.E.               Medical Director          1/99 to 5/99; Consulting Contract Medical Director, PEMCO since
Mercer Island, WA                                           1997.
--------------------------------------------------------------------------------------------------------------------------------
David A. Demmon                   Assistant Vice            Assistant Vice President & Treasurer, FNWL since 1992.
3003 77th Ave. S.E.               President & Treasurer
Mercer Island, WA
--------------------------------------------------------------------------------------------------------------------------------
Gerald A. Dulek                   Assistant Vice            Vice President Real Estate & Support Services, FGI since 3/76.
4680 Wilshire Blvd.               President
Los Angeles, CA
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
        NAME AND ADDRESS            POSITION WITH FARMERS           PRINCIPAL OCCUPATION DURING PAST FIVE YEARS
--------------------------------------------------------------------------------------------------------------------------------
Howard Falk                       Vice President &          Vice President & Assistant Treasurer, FGI since 1994.
4680 Wilshire Blvd.               Assistant Treasurer
Los Angeles, CA
--------------------------------------------------------------------------------------------------------------------------------
Gerald E. Faulwell                Vice President            Vice President & Treasurer, FGI since 1988.
4680 Wilshire Blvd.
Los Angeles, CA
--------------------------------------------------------------------------------------------------------------------------------
Doren Hohl                        Assistant Secretary       Secretary & Senior Corporate Counsel, FGI since 3/92.
4680 Wilshire Blvd.
Los Angeles, CA
--------------------------------------------------------------------------------------------------------------------------------
Paul F. Hott                      Assistant Vice            Assistant Vice President MIS, FNWL since 3/95; Computer Operations
3003 77th Ave. S.E.               President                 Manager from 4/93 to 3/95.
Mercer Island, WA
--------------------------------------------------------------------------------------------------------------------------------
Kathleen D. Katovich              Assistant Secretary       Senior Corporate Counsel, FGI since 2/96; Assistant General
4680 Wilshire Blvd.                                         Counsel, California Institute of Technology from 1992 to 1996.
Los Angeles, CA
--------------------------------------------------------------------------------------------------------------------------------
Hubert L. Mountz                  Assistant Treasurer       Vice President, Taxes & Assistant Treasurer, FGI since 3/90.
4680 Wilshire Blvd.
Los Angeles, CA
--------------------------------------------------------------------------------------------------------------------------------
Link R. Murphy, M.D.              Assistant Medical         Assistant Medical Director, FNWL since 1983; private practice from
2500 Farmers Way                  Director                  1983 to 1999.
Columbus, OH
--------------------------------------------------------------------------------------------------------------------------------
C. Paul Patsis                    President                 President, FNWL since 5/98; President, Marketing One from 1989 to
3003 77th Ave. S.E.                                         5/98.
Mercer Island, WA
--------------------------------------------------------------------------------------------------------------------------------
John R. Patton                    Assistant Vice            Assistant Vice President & Secretary, FNWL since 11/98; Life
3003 77th Ave. S.E.               President & Secretary     Claims Manager, FNWL from 3/85 to 11/98.
Mercer Island, WA
--------------------------------------------------------------------------------------------------------------------------------
Christopher R. Pflug              Assistant Secretary       Corporate Counsel & Assistant Secretary, FGI since 12/95.
4680 Wilshire Blvd.
Los Angeles, CA
--------------------------------------------------------------------------------------------------------------------------------
James I. Randolph                 Vice President &          Vice President Insurance Operations & Assistant Secretary, FNWL
3003 77th Ave. S.E.               Assistant Secretary       since 9/91.
Mercer Island, WA
--------------------------------------------------------------------------------------------------------------------------------
Paul Secord                       Vice President            Senior Vice President Investment Operations & Chief Investment
4680 Wilshire Blvd.                                         Officer, FGI since 9/98; Senior Vice President, Asset Management,
Los Angeles, CA                                             FGI from 12/95 to 9/98; Senior Vice President, Equity of Penn
                                                            Mutual from 1993 to 1995.
--------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------------
        NAME AND ADDRESS            POSITION WITH FARMERS           PRINCIPAL OCCUPATION DURING PAST FIVE YEARS
--------------------------------------------------------------------------------------------------------------------------------
Maryann M. Seltzer                Assistant Secretary       Senior Corporate Counsel, FGI since 1973.
4680 Wilshire Blvd.
Los Angeles, CA
--------------------------------------------------------------------------------------------------------------------------------

Companies Owning Securities of Depositor

29. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds power to vote 5% or more of the outstanding voting securities of the depositor: (a) name and principal business address; (b) nature of business; (c) ownership of all securities of the depositor.

              Farmers is a direct subsidiary of Farmers Group, Inc., a Nevada corporation that is a management holding company. Farmers Group is located at 4680 Wilshire Blvd., Los Angeles, CA 90010. Incorporated herein by reference to the section "Farmers New World Life Insurance Company" in the prospectus.

Controlling Persons

30. Furnish as at latest practicable date the following information with respect to any person, other than those covered by Items 28, 29, and 42 who directly or indirectly controls the depositor.

              None.

Compensation of Officers and Directors of Depositor

Compensation of Officers

31. Furnish the following information with respect to the remuneration for services paid by the depositor during the last fiscal year covered by financial statements filed herewith:

       (a) directly to each of the officers or partners of the depositor directly receiving the three highest amounts of remuneration;

       (b) directly to all officers or partners of the depositor as a group exclusive of persons whose remuneration is included under Item 31(a), stating separately the aggregate amount paid by the depositor itself and the aggregate amount paid by all the subsidiaries;

       (c) indirectly or through subsidiaries to each of the officers or partners of the depositor.

                     Not applicable. No officer, employee, etc. affiliated with the depositor receives additional remuneration for services rendered with respect to the variable account.

Compensation of Directors

32. Furnish the following information with respect to the remuneration for services, exclusive of remuneration reported under Item 31, paid by the depositor during the last fiscal year covered by financial statements filed herewith:

       (a)    the aggregate direct remuneration to directors;

       (b)    indirectly or through subsidiaries to directors.

                     Not applicable. See Item 31.

Compensation to Employees

33.    (a)    Furnish the following information with respect to the aggregate amount of remuneration for services of all employees of the depositor (exclusive of persons whose remuneration is reported in Items 31 and 32) who received remuneration in excess of $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

                     Not applicable. See Item 31.

       (b) Furnish the following information with respect to the remuneration for services paid directly during the last fiscal year covered by financial statement filed herewith to the following classes of persons (exclusive of those persons covered by Item 33(a)): (1) Sales managers, branch managers, district managers and other persons supervising the sale of registrant's securities; (2) Salesmen, sales agents, canvassers and other persons making solicitations but not in supervisory capacity; (3) Administrative and clerical employees; and (4) Others (specify). If a person is employed in more than one capacity, classify according to predominant type of work.

                     Not applicable. See Item 31.

Compensation to Other Persons

34. Furnish the following information with respect to the aggregate amount of compensation for services paid any person (exclusive of persons whose remuneration is reported in Items 31, 32 and 33), whose aggregate compensation in connection with services rendered with respect to the trust in all capacities exceeded $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

                     Not applicable.

                                       IV.

                    DISTRIBUTION AND REDEMPTION OF SECURITIES

Distribution of Securities

35.    Furnish the names of the states in which sales of the trust's securities
       (A) are currently being made, (B) are presently proposed to be made, and
       (C) have been discounted, indicating by appropriate letter the status with respect to each state.

              No sales of the Policies have been made or are currently being made in any state. Farmers intends to market the Policies in all jurisdictions that have approved its sale of insurance. See Item 27.

36. If sales of the trust's securities have at any time since January 1, 1936 been suspended for more than a month describe briefly the reasons for such suspension.

              Not applicable.

37.    (a)    Furnish the following information with respect to each instance where subsequent to January 1, 1937, any federal or state governmental officer, agency, or regulatory body denied authority to distribute securities of the trust, excluding a denial which was merely a procedural step prior to any determination by such officer, etc. and which denial was subsequently rescinded.

          (1) Name of officer, agency or body.

          (2) Date of denial.

          (3) Brief statement of reason given for revocation.

                     Not applicable.

       (b) Furnish the following information with regard to each instance where, subsequent to January 1, 1937, the authority to distribute securities of the trust has been revoked by any federal or state governmental officer, agency or regulatory body.

                     Not applicable.

38.    (a)    Furnish a general description of the method of distribution of securities of the trust.

                     The Policy will be sold by individuals who are licensed as Farmers' life insurance agents and who are also registered representatives of broker-dealers having written sales agreements for the Policy with IBS, the principal underwriter of the Policy.

       (b) State the substance of any current selling agreement between each principal underwriter and the trust or the depositor, including a statement as to the inception and termination dates of the agreement, any renewal and termination provisions, and any assignment provisions.

                     See Exhibit A(3)(b), a Form of Distribution Agreement to be filed by amendment to the Registration Statement on Form S-6 (File Number 333-84023).

       (c) State the substance of any current agreements or arrangements of each principal underwriter with dealers, agents, salesman, etc. with respect to commissions and overriding commissions, territories, franchises, qualifications and revocations. If the trust is the issuer of periodic payment plan certificates, furnish schedules of commissions and the bases thereof. In lieu of a statement concerning schedules of commissions, such schedules of commissions may be filed as Exhibit A(3)(c).

                     See Exhibit A(3)(a), a Form of Underwriting Agreement to be filed by amendment to the Registration Statement on Form S-6 (File Number 333-84023).

39.    (a)    State the form of organization of each principal underwriter of securities of the trust, the name of the state or other sovereign power under the laws of which each underwriter was organized and the date of organization.

                     IBS is a corporation organized under the laws of Illinois on July 8, 1968.

       (b) State whether any principal underwriter currently distributing securities of the trust is a member of the National Association of Securities Dealers, Inc.

                     IBS is a member of the National Association of Securities Dealers, Inc.

40.    (a)    Furnish the following information with respect to all fees received by each principal underwriter of the trust from the sale of securities of the trust and any other functions in connection therewith exercised by such underwriter in such capacity or otherwise during the period covered by the financial statements filed herewith.

                     Not applicable.

       (b) Furnish the following information with respect to any fee or any participation in fees received by each principal underwriter from any underlying investment company or any affiliated person or investment adviser of such company:

              (1) The nature of such fee or participation.

              (2) The name of the person making payment.

              (3) The nature of the services rendered in consideration for such fee or participation.

              (4) The aggregate amount received during the last fiscal year covered by the financial statements filed herewith.

                     Not applicable.

41.    (a)    Describe the general character of the business engaged in by each principal underwriter, including a statement as to any business other than the distribution of securities of the trust. If a principal underwriter acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust and the nature of such activities. If a principal underwriter has ceased to act in such named capacity, state the date of and the circumstances surrounding such cessation.

                     Upon effectiveness of the registration statements for the Policies, IBS will act as principal underwriter of the Policies. IBS is registered with the Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. IBS also serves as principal underwriter for other variable accounts offering variable life and annuity policies of Farmers and affiliates.

       (b) Furnish as at latest practicable date the address of each branch office of each principal underwriter currently selling securities of the trust and furnish the name and residence address of the person in charge of such office.

                     Not applicable.

       (c) Furnish the number of individual salesmen of each principal underwriter through whom any of the securities of the trust were distributed for the last fiscal year of the trust covered by the financial statements filed herewith and furnish the aggregate amount of compensation received by such salesmen in such year.

                     Not applicable. Securities of Farmers' variable account have not yet been distributed by the principal underwriter or any of its representatives.

42. Furnish as at latest practicable date the following information with respect to each principal underwriter currently distributing securities of the trust and with respect to each of the officers, directors or partners of such underwriter: (a) name and principal business address;
       (b) position with principal underwriter; (c) ownership of securities of the trust.

              Not applicable.

43. Furnish, for the last fiscal year covered by the financial statements filed herewith, the amount of brokerage commissions received by any principal underwriter who is a member of a national securities exchange and who is currently distributing the securities of the trust or effecting transactions for the trust in the portfolio securities of the trust.

              Not applicable.

Offering Price or Acquisition Valuation of Securities of the Trust

44.    (a)    Furnish the following information with respect to the method of valuation used by the trust for purposes of determining the offering price to the public of securities issued by the trust or the valuation of shares or interests in the underlying securities acquired by the holder of a periodic payment plan certificate:

              (1) The source of quotations used to determine the value of portfolio securities.

                  The shares of each fund held by the variable account are valued at net asset value per share as supplied to Farmers by the applicable underlying fund.

              (2) Whether opening, closing, bid, asked or any other price is used.

              (3) Whether price is as of the day of sale or as of any other time.

              (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

              (5) Other items which registrant adds to the net asset value in computing offering price of its securities.

              (6) Whether adjustments are made for fractions:

                     (i)    before adding distributor's compensation (load); and

                     (ii)   after adding distributor's compensation (load).

                     Incorporated herein by reference to the sections of the Prospectus entitled "The Variable Account and the Portfolios" and "Contract Values."

       (b) Furnish a specimen schedule showing the components of the offering price of the trust's securities as at the latest practicable date.

                     Not applicable.

       (c) If there is any variation in the offering price of the trust's securities to any person or classes of persons other than underwriters, state the nature and amount of such variation and indicate the person or classes of persons to whom such offering is made.

                     Incorporated herein by reference to the Prospectus section entitled "Premiums."

45. Furnish the following information with respect to any suspension of the redemption rights of the securities issued by the trust during the three fiscal years covered by the financial statements filed herewith.

              Not applicable.

Redemption Valuation of Securities of the Trust

46.    (a)    Furnish the following information with respect to the method of determining the redemption or withdrawal valuation of securities issued by the trust:

              (1) The source of quotations used to determine the value of portfolio securities.

                     See Item 44(a)(1).

              (2) Whether opening, closing, bid, asked or any other price is used.

                     See Item 44(a).

              (3) Whether price is as of the day of sale or as of any other time.

                     As of the day a request for surrender is received.

              (4) A brief description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

                     See Items 44(a) and 18(c).

              (5) Other items which registrant deducts from the net asset value in computing redemption value of its securities:

                     See Items 44(a) and 18.

              (6) Whether adjustments are made for fractions.

                     Not applicable.

       (b) Furnish a specimen schedule showing the components of the redemption price to the holders of the trust's securities as at latest practicable date.

                     No Policies have yet been offered for sale to the public.

Purchase and Sale of Interests in Underlying Securities from and to Security Holders

47. Furnish a statement as to the procedure with respect to the maintenance of a position in the underlying securities or interests in the underlying securities, the extent and nature thereof and the person who maintains such a position. Include a description of the procedure with respect to the purchase of underlying securities or interests in underlying securities from security holders who exercise redemption or withdrawal rights and the sale of such underlying securities and interests in the underlying securities to other security holders. State whether the method of valuation of such underlying securities or interests in underlying securities differs from that set forth in Items 44 and 46. If any item of expenditure included in the determination of the valuation is not or may not actually be incurred or expended, explain the nature of such item and who may benefit from the transaction.

              Shares of the underlying funds are purchased at net asset value without any sales charge. Any dividends and distributions from a portfolio are reinvested at net asset value in shares of that portfolio. See Items 44 and 10.

                                       V.

                 INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48. Furnish the following information as to each trustee or custodian of the trust:

       (a)    Name and principal business address.

       (b)    Form of organization.

       (c) State or other sovereign power under the laws of which the trustee or custodian was organized.

       (d)    Name of governmental supervising or examining authority.

                     Not applicable.

49. State the basis for payment of fees or expenses of the trustee or custodian for services rendered with respect to the trust and its securities, and the aggregate amount thereof for the last fiscal year. Indicate the person paying such fees or expenses. If any fees or expenses are prepaid, state the unearned amount.

              Not applicable.

50. State whether the trustee or custodian or any other person has or may create a lien on the assets of the trust, and if so, give full particulars, outlining the substance of the provisions of any indenture or agreement with respect thereto.

              Not applicable.

                                       VI.

                       INFORMATION CONCERNING INSURANCE OF
                              HOLDERS OF SECURITIES

51. Furnish the following information with respect to insurance of holders of securities:

       (a)    The name and address of the insurance company.

                     The name and address of the insurance company are set forth in Item 2.

       (b)    The types of Policies and whether individual or group Policies.

                     The Policy is an individual flexible premium variable life insurance, and accumulates variable Contract Value which can be allocated to the subaccounts of the variable account or a fixed account.

       (c)    The types of risks insured and excluded.

                     See Item 10(i). Farmers assumes the risk that the deductions made for insurance risks will prove inadequate to cover actual insurance costs. Farmers also assumes the risk that deductions for expenses may be inadequate to pay for the services and benefits provided under the Policies and the Riders.

       (d)    The coverage of the Policies.

                     See Item 10(i). The minimum specified amount is stated in the Policy. Life insurance proceeds will be reduced by any outstanding indebtedness and any due and unpaid charges.

       (e) The Beneficiaries of such Policy and the uses to which the proceeds of Policy must be put.

                     The recipient of the benefits of the insurance undertakings described in the response to Items 10(i) and 51(c) is either the Owner or the Beneficiary specified in the Policy. There are no restrictions on the use of the proceeds other than those established by the Owner.

       (f)    The terms and manners of cancellation and of reinstatement.

                     The insurance undertakings described in the Answer to Item 51(c) are an integral part of the Policy and may not be terminated while the Policy remains in effect.

       (g) The method of determining the amount of premiums to be paid by holders of securities.

                     See response to Items 13(a) for the amount of charges imposed. See Items 10(i) and 44(c) for the manner in which the premium is determined.

       (h) The amount of aggregate premiums paid to the insurance company during the last fiscal year.

                     Not applicable.

       (i) Whether any person other than the insurance company receives any part of such premiums, the name of each such person and the amounts involved, and the nature of the services rendered therefor.

                     No person other than Farmers receives any part of the amounts deducted for assumption of mortality and expense risks and cost of insurance charges.

       (j) The substance of any other material provisions of any indenture or agreement of the trust relating to insurance.

                     None.

                                      VII.

                              POLICY OF REGISTRANT

52.    (a)    Furnish the substance of the provisions of any indenture or agreement with respect to the conditions upon which and the method of selection by which particular portfolio securities must or may be eliminated from assets of the trust or must or may be replaced by other portfolio securities. If an investment adviser or other person is to be employed in connection with such selection, elimination or substitution, state the name of such person, the nature of any affiliation to the depositor, trustee or custodian, and any principal underwriter, and the amount of remuneration to be received for such services. If any particular person is not designated in the indenture or agreement, describe briefly the method of selection of such person.

                     See response to Items 10(g) and 10(h) regarding Farmers' right, subject to applicable law, to substitute any other investment for shares of any portfolio of the underlying funds or Units of any series of the Trust.

       (b) Furnish the following information with respect to each transaction involving the elimination of any underlying security during the period covered by the financial statements filed herewith.

                     Not applicable.

       (c) Describe the Policy of the trust with respect to the substitution and elimination of the underlying securities of the trust with respect to:

              (1) the grounds for elimination and substitution;

              (2) the type of securities which may be substituted;

              (3) whether the acquisition of such substituted security or securities would constitute the concentration of investment in a particular industry or group of industries or would conform to a Policy of concentration of investment in a particular industry or group of industries;

              (4) whether such substituted securities may be the securities of another investment company; and

              (5) the substance of the provisions of any indenture or agreement which authorize or restrict the Policy of the registrant in this regard.

                     See response to Items 10(g) and 10(h).

       (d) Furnish a description of any Contract (exclusive of Policy covered by paragraphs (a) and (b) herein) of the trust which is deemed a matter of fundamental contract and which is elected to be treated as such.

                     None.

Regulated Investment Company

53.    (a)    State the taxable status of the trust.

              Incorporated herein by reference to the section of the prospectus "Federal Tax Considerations."

       (b) State whether the trust qualified for the last taxable year as a regulated investment company as defined in Section 851 of the Internal Revenue Code of 1954, and state its present intention with respect to such qualifications during the current taxable year.

                     Not applicable. See response to Item 53(a).

                                      VIII.

                      FINANCIAL AND STATISTICAL INFORMATION

54. If the trust is not the issuer of periodic payment plan certificates, furnish the following information with respect to each class or series of its securities.

              Not applicable.

55. If the trust is the issuer of periodic payment plan certificates, a transcript of a hypothetical account shall be filed in approximately the following form on the basis of the certificate calling for the smallest amount of payments. The schedule shall cover a certificate of the type currently being sold assuming that such certificate had been sold at a date approximately ten years prior to the date of registration or at the approximate date of organization of the trust.

              Not applicable.

56. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith in respect of certificates sold during each period, the following information for each fully paid type and each installment payment type of periodic payment plan certificate currently being issued by the trust.

              Not applicable.

57. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith the following information for each installment payment type of periodic payment plan certificate currently being issued by the trust.

              Not applicable.

58. If the trust is the issuer of periodic payment plan certificates, furnish the following information for each installment payment type of periodic payment plan certificate outstanding as at the latest practicable date.

              Not applicable.

59.    Financial Statements:

       Financial Statements of the Trust

              The variable account has not yet commenced operations and, therefore, financial statements for the variable account are not available at this time.

       Financial Statements of the Depositor

              The financial statements of Farmers New World Life Insurance Company will be provided in a Pre-Effective Amendment to the Registration Statement.

                                       IX.

                                    EXHIBITS

A. Furnish the most recent form of the following as amended to date and currently in effect:

       (1) The indenture or agreement under the terms of which the Trust was organized or issued securities.

               Incorporated herein by reference to the Farmers Variable Life Separate Account A Registration Statement on Form S-6 filed on July 29, 1999 (File Number 333-84023).

       (2) The indenture or agreement pursuant to which the proceeds of payments of securities are held by the custodian or trustee, if such indenture or agreement is not the same as the indenture or agreement referred to in paragraph (1).

               Not applicable.

       (3) Distributing policies:

           (a) Agreements between the Trust and principal underwriter or between the depositor and principal underwriter.

           (b) Specimen of typical agreements between principal underwriter and dealers, managers, sales supervisors and salesmen.

           (c) Schedules of sales commissions.

               To be filed by amendment to the Farmers Variable Life Separate Account A Registration Statement on Form S-6 (File Number 333-84023).

       (4) Any agreement between the depositor, principal underwriter and the custodian or trustee other than indentures or agreement set forth in paragraphs (1), (2) and (3) with respect to the Trust or its securities.

               Not applicable.

       (5) The form of each type of security.

               Incorporated herein by reference to the Farmers Variable Life Separate Account A Registration Statement on Form S-6 filed on July 29, 1999 (File Number 333-84023).

       (6) The certificate of incorporation or other instrument of organization and by-laws of the depositor.

              Incorporated herein by reference to the Farmers Variable Life Separate Account A Registration Statement on Form S-6 filed on July 29, 1999 (File Number 333-84023).

       (7) Any insurance policy between the Trust and the insurance company or between the depositor and the insurance company, together with the table of insurance premiums.

              Not applicable.

       (8) Any agreement between the Trust or the depositor concerning the Trust with the issuer, depositor, principal underwriter or investment adviser of any underlying investment company or any affiliated person of such persons.

              To be filed by amendment to the Farmers Variable Life Separate Account A Registration Statement on Form S-6 (File Number 333-84023).

       (9) All other material policies not entered into in the ordinary course of business of the Trust or of the depositor concerning the Trust.

              Not applicable.

       (10) Form of application for a periodic payment plan certificate.

              To be filed by amendment to the Farmers Variable Life Separate Account A Registration Statement on Form S-6 (File Number 333-84023).

B.     Furnish copies of each of the following:

       (1) Each notice sent to security holders pursuant to Section 19 of the Act prior to the date of the filing of this form.

              Not applicable.

       (2) Each annual report sent to security holders covering each fiscal year ending after January 1, 1937, exclusive of reports, copies of which have heretofore been filed with the Commission pursuant to the Act.

              Not applicable.

C. Furnish the name and address of each dealer to or through whom any principal underwriter currently offering securities of the Trust, distributed securities of the Trust during the last fiscal year covered by the financial statements filed herewith.

              Not applicable.

       Pursuant to the requirements of the Investment Company Act of 1940, the Depositor of the Registrant has caused this Registration Statement to be duly signed on behalf of the Registrant in the City of Los Angeles, and the State of California on the 27th day of October, 1999.

[Seal]

                                        FARMERS VARIABLE LIFE SEPARATE ACCOUNT A
                                        ----------------------------------------
                                                            (Name of Registrant)

                                    By: FARMERS NEW WORLD LIFE INSURANCE COMPANY
                                        ----------------------------------------
                                                             (Name of depositor)

                                                 By: /s/ C. PAUL PATSIS
                                                    ----------------------------
                                         Typed Name:  C. Paul Patsis
                                                    ----------------------------
                                              Title: President

Attest: /s/ M. DOUGLAS CLOSE
       -------------------------------
Typed Name: M. Douglas Close
           ---------------------------
Title: Vice President and General Counsel






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